SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

140781108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140781108

1.	NAME OF REPORTING PERSON William C. Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,705,100
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,705,100
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,100 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12.	TYPE OF REPORTING PERSON* IN

EXPLANATORY NOTE

On January 15, 2013, Amendment No. 11 to this Schedule 13G (“Amendment No. 11”) was filed, which reported shared voting and dispositive power for 10,000 shares of common stock of CARBO Ceramics Inc. (the “Company”) owned by a certain charitable trust of which Mr. Morris is an officer. Upon further review, these shares of common stock were donated to a third-party during 2012. Accordingly, this Amendment No. 12 to Schedule 13G is being filed to (i) remove the shared voting and dispositive power that was erroneously reported on Amendment No. 11 and (ii) correct the aggregate reported amount of beneficial ownership of the Company’s common stock.

Item 1(a).	Name of Issuer:

CARBO Ceramics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

575 North Dairy Ashford

Suite 300

Houston, Texas 77079

Item 2(a).	Name of Person Filing:

William C. Morris

Item 2(b).	Address of Principal Business Office or, if none, Residence:

William C. Morris’s principal business office is located at 60 East 42nd Street, Suite 3210

New York, New York 10165.

Item 2(c).	Citizenship:

William C. Morris is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e).	CUSIP Number:

The CUSIP number for the Common Stock is 140781108.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) – (b) Mr. Morris may be deemed to be the beneficial owner of 2,705,100 shares, which constitutes approximately 11.7% of the shares outstanding.

(c) Mr. Morris has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,705,100 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2013

By:	/s/ William C. Morris
Name: William C. Morris